BIOTEN GENERAL PARTNERSHIP
                             FOURTH QUARTER 1997

(i) BIOTEN is currently involved in the research, development, and marketing of a biomass-fired combustion turbine power generating facility. Current operations consist of the completion of a commercial prototype plant
     (CPP). It is anticipated that the CPP will complete start-up operations and final testing in the near future. However, in February 1998, the testing of the unit suffered a setback that will delay the process for severl months. Final testing is now expected in mid-1998. There are no current sales. Revenues are anticipated to come from the sale of commercial plants modeled after a successfully completed CPP. In addition to domestic interest, there is significant interest in this technology from India and the Philippines using various agricultural waste by-products. BIOTEN is negotiating an agreement to design, construct, install, operate and maintain three biomass-fired combustion turbine power generation facilities using BIOTEN technology in India. Currently, BIOTEN has a signed memorandum of understanding for these units. The first unit will serve as a demonstration facility, and is expected to be completed and sold within eighteen months. Subject to the demonstration unit satisfying specific performance criteria, construction of the remaining two units would commence in 2000 and be completed within two years.

(ii) EUA Energy Investment advanced $457,955 in loans to BIOTEN in the fourth quarter of 1997. On a cumulative basis EUA Energy has invested $9,498,543 in BIOTEN, which includes amounts funded under the Research and Development Agreement prior to the formation of the Partnership.

(iii) Services were provided by 3 EUA Service Corporation staff personnel in the following areas:
                    a.  Marketing and planning
                    b.  Budgeting and funding requirements
                    c.  Construction management & scheduling

(iv)  BIOTEN's Financial Statements through December 31, 1997.

                          BIOTEN GENERAL PARTNERSHIP
                    CONSOLIDATED CONDENSED BALANCE SHEET
                              December 31, 1997
                                  (Unaudited)
                           (In Thousands of Dollars)

                                 ASSETS
Fixed Assets:
    Equipment, net                                  $8,731
    Land                                                48
          Total fixed Assets                         8,779
Current Assets:
    Cash and temporary Cash Investments                153
    Prepaid expenses                                    47
          Total Current Assets                         200

Other Assets:
    Intangible assets                                  773
TOTAL ASSETS                                        $9,752

         LIABILITIES AND PARTNERSHIP CAPITAL

Current Liabilities:
    Due to partners - current maturities            $   78
    accrued expenses                                 1,224
         Total Current Liabilities                   1,302

Other Liabilities:
    Due to partners                                  7,685
         Total Liabilities                           7,685

Partners' Capital:
    Partners' Capital - EUA Bioten                     689
    Partners' Capital - Bioten LLC                      76
         Total Partners' Capital                       765

Total Liabilities and Partnership Capital           $9,752

                        BIOTEN GENERAL PARTNERSHIP
                        CONDENSED INCOME STATEMENT
           For the Quarter ended and year to date December 31, 1997
                                 (Unaudited)
                          (In Thousands of Dollars)

                                     QUARTER ENDED              YTD


Operating Income                              $0                 $0

Operating Expenses:
    General and Administrative Expenses      210                740
          Total Operating Expenses           210                740
Operating Income (Loss)                     (210)              (740)
Interest Expense, net                         27                 85
Net Income (Loss)                          ($237)             ($825)


                         BIOTEN GENERAL PARTNERSHIP
                          STATEMENT OF CASH FLOWS
                      For the Year Ended December 31, 1997
                                  (Unaudited)
                           (In Thousands of Dollars)

Operating Activities:
    Net Income (Loss)                                $(825)
    Net change in current assets and liabilities       421
       Net Cash (used in) Operating Activities        (404)
Investing Activities:
    Capital Expenditures                            (3,700)
       Net cash (used in) Investing Activities      (3,700)
Financing Activities:
    Capital Contributions and working Capital notes  4,046
       Net cash provided from Financing Activities   4,046
    Net decrease in cash                               (58)
Cash at December 31, 1996                              211
Cash at December 31, 1997                             $153